UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On November 8, 2019, AerCap Holdings N.V. filed its interim financial report for the quarter ended September 30, 2019.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192 and 333-234028 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

TABLE OF DEFINITIONS

ACSAL	Acsal Holdco, LLC
AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Trust	AerCap Global Aviation Trust
AerDragon	AerDragon Aviation Partners Limited and Subsidiaries
AerLift	AerLift Leasing Limited and Subsidiaries
AICDC	AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
EPS	Earnings per share
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
ILFC	International Lease Finance Corporation
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary
Peregrine	Peregrine Aviation Company and Subsidiaries
SEC	U.S. Securities and Exchange Commission
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018	6
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months ended September 30, 2019 and 2018	7
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2019 and 2018	8
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2019 and 2018	9
Unaudited Condensed Consolidated Statements of Equity for the Three and Nine Months ended September 30, 2019 and 2018	12
Notes to the Unaudited Condensed Consolidated Financial Statements	14

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of September 30, 2019 and December 31, 2018

	Note	September 30, 2019	December 31, 2018
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,036,919	$1,204,018
Restricted cash	4	159,694	211,017
Trade receivables		54,863	40,379
Flight equipment held for operating leases, net	5	35,231,489	35,052,335
Maintenance rights and lease premium, net	7	917,353	1,113,190
Flight equipment held for sale	8	801,645	184,129
Net investment in finance and sales-type leases	6	1,038,832	1,003,286
Prepayments on flight equipment	23	2,930,971	3,024,520
Other intangibles, net	7	312,688	328,570
Deferred income tax assets	14	152,428	138,281
Other assets	9	912,132	909,190
Total Assets		$43,549,014	$43,208,915

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	11	$1,046,204	$1,009,945
Accrued maintenance liability	12	2,281,224	2,237,494
Lessee deposit liability		762,261	768,677
Debt	13	29,283,522	29,507,587
Deferred income tax liabilities	14	935,812	804,598
Commitments and contingencies	23
Total Liabilities		34,309,023	34,328,301

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of September 30, 2019 and December 31, 2018; 146,847,345 and 151,847,345 ordinary shares issued and 134,742,482 and 142,674,664 ordinary shares outstanding (including 2,229,371 and 2,429,442 shares of unvested restricted stock) as of September 30, 2019 and December 31, 2018, respectively	16, 20	1,810	1,866
Additional paid-in capital		2,448,236	2,712,417
Treasury shares, at cost (12,104,863 and 9,172,681 ordinary shares as of September 30, 2019 and December 31, 2018, respectively)	16	(591,085)	(476,085)
Accumulated other comprehensive income (loss)		(108,139)	(1,824)
Accumulated retained earnings		7,424,094	6,591,674
Total AerCap Holdings N.V. shareholders’ equity		9,174,916	8,828,048
Non-controlling interest		65,075	52,566
Total Equity		9,239,991	8,880,614
Total Liabilities and Equity		$43,549,014	$43,208,915

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$73,385	$87,584
Flight equipment held for operating leases and held for sale		2,111,934	2,230,634
Other assets		74,667	82,995

Accrued maintenance liability		$40,154	$44,073
Debt		1,420,028	1,497,144
Other liabilities		79,960	89,598

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three and Nine Months Ended September 30, 2019 and 2018

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,066,584	$1,038,521	$3,218,934	$3,094,517
Maintenance rents and other receipts		72,600	93,939	268,506	289,218
Net gain on sale of assets		40,519	19,992	140,217	160,517
Other income	18	14,382	14,065	52,731	36,043
Total Revenues and other income		1,194,085	1,166,517	3,680,388	3,580,295
Expenses
Depreciation and amortization	5, 7	415,313	412,722	1,260,255	1,253,169
Asset impairment	19	31,168	12,843	54,018	28,929
Interest expense		312,311	292,082	978,931	851,396
Leasing expenses		44,080	84,814	201,045	320,591
Selling, general and administrative expenses	17	64,712	63,401	196,128	234,455
Total Expenses		867,584	865,862	2,690,377	2,688,540
Income before income taxes and income of investments accounted for under the equity method		326,501	300,655	990,011	891,755
Provision for income taxes	14	(42,445)	(39,089)	(128,701)	(115,932)
Equity in net earnings of investments accounted for under the equity method		(12,065)	2,711	(8,028)	8,520
Net income		$271,991	$264,277	$853,282	$784,343
Net income attributable to non-controlling interest		(1,701)	(926)	(17,346)	(1,353)
Net income attributable to AerCap Holdings N.V.		$270,290	$263,351	$835,936	$782,990

Basic earnings per share	20	$2.03	$1.81	$6.16	$5.36
Diluted earnings per share	20	$2.01	$1.79	$6.10	$5.21

Weighted average shares outstanding - basic		133,182,744	145,669,773	135,732,923	146,040,042
Weighted average shares outstanding - diluted		134,175,597	147,123,818	136,990,028	150,231,051

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2019 and 2018

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(U.S. Dollars in thousands)
Net income	$271,991	$264,277	$853,282	$784,343

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 10), net of tax of $1,748, $(1,404), $15,188 and $(5,449), respectively	(12,239)	9,830	(106,315)	38,141
Total other comprehensive income (loss)	(12,239)	9,830	(106,315)	38,141

Comprehensive income	259,752	274,107	746,967	822,484
Comprehensive income attributable to non-controlling interest	(1,701)	(926)	(17,346)	(1,353)
Total comprehensive income attributable to AerCap Holdings N.V.	$258,051	$273,181	$729,621	$821,131

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2019 and 2018

	Nine Months Ended September 30,
	2019	2018
	(U.S. Dollars in thousands)
Net income	$853,282	$784,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,260,255	1,253,169
Asset impairment	54,018	28,929
Amortization of debt issuance costs, debt discount, debt premium and lease premium	61,297	59,631
Amortization of fair value adjustments on debt	(62,361)	(115,549)
Maintenance rights write-off (a)	174,544	234,964
Maintenance liability release to income	(143,316)	(177,264)
Net gain on sale of assets	(140,217)	(160,517)
Deferred income taxes	131,708	117,716
Collections of finance and sales-type leases	72,775	—
Other	134,416	88,593
Changes in operating assets and liabilities:
Trade receivables	(15,424)	(47,430)
Other assets	(7,053)	(11,206)
Accounts payable, accrued expenses and other liabilities	(36,561)	6,555
Net cash provided by operating activities	2,337,363	2,061,934
Purchase of flight equipment	(2,396,722)	(2,200,397)
Proceeds from sale or disposal of assets	1,171,886	1,338,776
Prepayments on flight equipment	(1,015,332)	(1,505,490)
Collections of finance and sales-type leases	—	73,617
Other	(17)	(21,359)
Net cash used in investing activities	(2,240,185)	(2,314,853)
Issuance of debt	5,339,455	4,069,555
Repayment of debt	(5,523,401)	(3,981,988)
Debt issuance costs paid, net of debt premium received	(18,524)	(52,734)
Maintenance payments received	564,374	567,511
Maintenance payments returned	(249,382)	(364,319)
Security deposits received	199,091	141,114
Security deposits returned	(194,841)	(144,795)
Dividend paid to non-controlling interest holders and others	(4,837)	(2,700)
Repurchase of shares and tax withholdings on share-based compensation	(425,609)	(597,047)
Net cash used in financing activities	(313,674)	(365,403)
Net decrease in cash, cash equivalents and restricted cash	(216,496)	(618,322)
Effect of exchange rate changes	(1,926)	2,966
Cash, cash equivalents and restricted cash at beginning of period	1,415,035	2,024,125
Cash, cash equivalents and restricted cash at end of period	$1,196,613	$1,408,769

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2019 and 2018

	Nine Months Ended September 30,
	2019	2018
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$971,055	$893,258
Income taxes paid, net	303	1,289

(a) Maintenance rights write-off consisted of the following:

EOL and MR contract maintenance rights expense	$51,431	$122,130
MR contract maintenance rights write-off due to maintenance liability release	11,338	19,546
EOL contract maintenance rights write-off due to cash receipt	111,775	93,288
Maintenance rights write-off	$174,544	$234,964

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2019 and 2018

Non-Cash Investing and Financing Activities

Nine Months Ended September 30, 2019:
Flight equipment held for operating leases in the amount of $114.6 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $1.6 billion was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $141.5 million was settled with buyers upon sale or disposal of assets.
Nine Months Ended September 30, 2018:
Flight equipment held for operating leases in the amount of $76.9 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $895.6 million, net, was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $38.4 million, net, was reclassified to inventory, which is included in other assets.
Accrued maintenance liability in the amount of $204.8 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended September 30, 2019 and 2018

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2019	146,847,345	$1,810	$2,444,458	$(494,545)	$(95,900)	$7,157,186	$9,013,009	$65,166	$9,078,175
Dividends paid	—	—	—	—	—	—	—	(1,792)	(1,792)
Repurchase of shares	—	—	—	(103,904)	—	—	(103,904)	—	(103,904)
Share cancellation	—	—	—	—	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(11,923)	7,364	—	(3,382)	(7,941)	—	(7,941)
Share-based compensation	—	—	15,701	—	—	—	15,701	—	15,701
Total comprehensive income (loss)	—	—	—	—	(12,239)	270,290	258,051	1,701	259,752
Balance as of September 30, 2019	146,847,345	$1,810	$2,448,236	$(591,085)	$(108,139)	$7,424,094	$9,174,916	$65,075	$9,239,991

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2018	156,847,345	$1,923	$2,963,443	$(434,457)	$42,585	$6,095,973	$8,669,467	$54,349	$8,723,816
Dividends paid	—	—	—	—	—	—	—	(1,535)	(1,535)
Repurchase of shares	—	—	—	(86,656)	—	—	(86,656)	—	(86,656)
Share cancellation	—	—	—	—	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(4,463)	2,921	—	357	(1,185)	—	(1,185)
Share-based compensation	—	—	15,045	—	—	—	15,045	—	15,045
Total comprehensive income (loss)	—	—	—	—	9,830	263,351	273,181	926	274,107
Balance as of September 30, 2018	156,847,345	$1,923	$2,974,025	$(518,192)	$52,415	$6,359,681	$8,869,852	$53,740	$8,923,592

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity (Continued)
For the Nine Months Ended September 30, 2019 and 2018

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048	$52,566	$8,880,614
Dividends paid	—	—	—	—	—	—	—	(4,837)	(4,837)
Repurchase of shares	—	—	—	(410,238)	—	—	(410,238)	—	(410,238)
Share cancellation	(5,000,000)	(56)	(262,504)	262,560	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(53,406)	32,678	—	(3,516)	(24,244)	—	(24,244)
Share-based compensation	—	—	51,729	—	—	—	51,729	—	51,729
Total comprehensive income (loss)	—	—	—	—	(106,315)	835,936	729,621	17,346	746,967
Balance as of September 30, 2019	146,847,345	$1,810	$2,448,236	$(591,085)	$(108,139)	$7,424,094	$9,174,916	$65,075	$9,239,991

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2017	167,847,345	$2,058	$3,714,563	$(731,442)	$14,274	$5,580,257	$8,579,710	$59,104	$8,638,814
Dividends paid	—	—	—	—	—	—	—	(6,717)	(6,717)
Repurchase of shares	—	—	—	(492,085)	—	—	(492,085)	—	(492,085)
Share cancellation	(11,000,000)	(135)	(541,421)	541,556	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(276,183)	163,779	—	(4,807)	(117,211)	—	(117,211)
Share-based compensation	—	—	77,066	—	—	—	77,066	—	77,066
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	1,241	1,241	—	1,241
Total comprehensive income (loss)	—	—	—	—	38,141	782,990	821,131	1,353	822,484
Balance as of September 30, 2018	156,847,345	$1,923	$2,974,025	$(518,192)	$52,415	$6,359,681	$8,869,852	$53,740	$8,923,592

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

1. General
The Company
We are the global leader in aircraft leasing with 1,360 aircraft owned, managed or on order, and total assets of $43.5 billion as of September 30, 2019. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019. The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019.
Recent accounting standards adopted during 2019:
Lease accounting
In February 2016, the FASB issued an accounting standard, ASC 842, Leases, that requires lessees to recognize lease-related assets and liabilities on the balance sheet. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, are required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts.
We adopted the new standard on its required effective date of January 1, 2019 using the optional transition method provided under Accounting Standards Update 2018-11, Targeted Improvements. Under this optional transition method, we applied the new lease standard at the effective date and will continue to report prior comparative periods in accordance with ASC 840, Leases. We have elected the package of practical expedients, which permits us to not reassess lease identification, lease classification or initial direct costs. Upon adoption, we recognized operating lease-related assets and liabilities, where we are the lessee, of $58 million. In accordance with ASC 842, commencing with the three months ended March 31, 2019, we classified collections of finance and sales-type leases as part of operating activity cash flows. In periods prior to the adoption of ASC 842, these finance and sales-type leases cash flows are classified as part of investing activity cash flows.
As a lessor, we lease most of our aircraft under operating leases. Under the new lease standard, the accounting for leases as a lessor is similar to the previous standard (refer to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019).
As a lessee, we lease office space in several locations globally. In accordance with ASC 842, Leases, we determine if an arrangement is a lease at its inception. For leases with terms greater than 12 months, operating lease right-of-use (“ROU”) assets and liabilities are included in other assets (Note 9) and other liabilities (Note 11), respectively, in our Condensed Consolidated Balance Sheets, and finance leases are included in flight equipment held for operating leases (Note 5) and debt (Note 13).
ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our contractual obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date and are calculated based on the present value of lease payments over the lease term. To determine the present value of lease payments, we use our incremental borrowing rate based on the information available at the lease commencement date.
Our assumed lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Future application of accounting standards:
Allowance for credit losses
In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including loan and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosures, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2020. We continue to evaluate the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements. Based on the analysis performed to date we currently do not expect a significant impact when we adopt this new standard.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

4. Restricted cash
Our restricted cash balance was $159.7 million and $211.0 million as of September 30, 2019 and December 31, 2018, respectively, and was primarily related to our ECA financings and Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 13—Debt.
The following is a reconciliation of cash, cash equivalents and restricted cash as of September 30, 2019, December 31, 2018 and September 30, 2018:

	September 30, 2019	December 31, 2018	September 30, 2018
Cash and cash equivalents	$1,036,919	$1,204,018	$1,175,969
Restricted cash	159,694	211,017	232,800
Total cash, cash equivalents and restricted cash	$1,196,613	$1,415,035	$1,408,769
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the nine months ended September 30, 2019 and 2018 were as follows:

	Nine Months Ended September 30,
	2019	2018
Net book value at beginning of period	$35,052,335	$32,396,827
Additions	3,369,748	3,391,450
Depreciation	(1,240,975)	(1,230,211)
Disposals and transfers to held for sale	(1,781,765)	(1,230,677)
Transfers to net investment in finance and sales-type leases/inventory	(114,602)	(115,330)
Impairment (Note 19)	(53,252)	(25,254)
Net book value at end of period	$35,231,489	$33,186,805

Accumulated depreciation as of September 30, 2019 and 2018	$(7,242,465)	$(6,576,230)
Our current operating lease agreements expire over the next 15 years. The contracted minimum future lease payments receivable from lessees for flight equipment on non-cancelable operating leases for our owned aircraft and engines as of September 30, 2019 were as follows:

Contracted minimum future lease payments receivable
2019 - remaining	$1,055,144
2020	4,035,412
2021	3,773,162
2022	3,511,939
2023	3,238,105
Thereafter	12,976,025
$28,589,787

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

6. Net investment in finance and sales-type leases
Components of net investment in finance and sales-type leases as of September 30, 2019 and December 31, 2018 were as follows:

	September 30, 2019	December 31, 2018
Future minimum lease payments to be received	$752,468	$792,265
Estimated residual values of leased flight equipment	583,519	528,916
Less: Unearned income	(297,155)	(317,895)
	$1,038,832	$1,003,286
As of September 30, 2019, the cash flows receivable, including the estimated residual values at lease termination, on finance and sales-type leases were as follows:

Cash flows receivable
2019 - remaining	$39,433
2020	156,885
2021	139,752
2022	208,050
2023	135,136
Thereafter	656,731
Undiscounted cash flows receivable	$1,335,987
Less: Unearned income	(297,155)
$1,038,832
During the three months ended September 30, 2019 and 2018, we recognized interest income from net investment in finance and sales-type leases of $15.3 million and $16.7 million, respectively, included in basic lease rents. During the nine months ended September 30, 2019 and 2018, we recognized interest income from net investment in finance and sales-type leases of $46.5 million and $49.9 million, respectively, included in basic lease rents.
7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Maintenance rights	$899,931	$1,088,246
Lease premium, net	17,422	24,944
	$917,353	$1,113,190
Movements in maintenance rights during the nine months ended September 30, 2019 and 2018 were as follows:

	Nine Months Ended September 30,
	2019	2018
Maintenance rights at beginning of period	$1,088,246	$1,464,599
EOL and MR contract maintenance rights expense	(51,431)	(122,130)
MR contract maintenance rights write-off due to maintenance liability release	(11,338)	(19,546)
EOL contract maintenance rights write-off due to cash receipt	(111,775)	(93,288)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(13,771)	(64,574)
Maintenance rights at end of period	$899,931	$1,165,061

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Intangibles (Continued)

The following tables present details of lease premium and related accumulated amortization as of September 30, 2019 and December 31, 2018:

	September 30, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$67,606	$(50,184)	$17,422

	December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$73,300	$(48,356)	$24,944
Lease premium amounts that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended September 30, 2019 and 2018, we recorded lease premium amortization expense of $2.3 million and $2.6 million, respectively. During the nine months ended September 30, 2019 and 2018, we recorded lease premium amortization expense of $7.5 million and $8.0 million, respectively.
Other intangibles
Other intangibles consisted of the following as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Goodwill	$58,094	$58,094
Customer relationships, net	246,059	261,941
Contractual vendor intangible assets	8,535	8,535
	$312,688	$328,570
The following tables present details of customer relationships and related accumulated amortization as of September 30, 2019 and December 31, 2018:

	September 30, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(113,941)	$246,059

	December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(98,059)	$261,941
During the three months ended September 30, 2019 and 2018, we recorded amortization expense for customer relationships of $5.3 million. During the nine months ended September 30, 2019 and 2018, we recorded amortization expense for customer relationships of $15.9 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

8. Flight equipment held for sale
Generally, an aircraft is classified as held for sale when the sale is probable, the aircraft is available for sale in its present condition, and the aircraft is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.
As of September 30, 2019, 27 aircraft with a total net book value of $801.6 million met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $185 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.
As of December 31, 2018, seven aircraft with a total net book value of $184.1 million met the held for sale criteria and were classified as flight equipment held for sale in our Consolidated Balance Sheet. During the first quarter of 2019, the sale of six of those aircraft closed and the sale of the remaining aircraft closed during the third quarter of 2019.
9. Other assets
Other assets consisted of the following as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Inventory	$6,431	$30,971
Debt issuance costs	23,321	36,814
Lease incentives	234,951	251,961
Other receivables	275,498	220,289
Investments	123,656	132,113
Notes receivables	85,090	58,994
Derivative assets (Note 10)	9,574	69,105
Operating lease ROU assets (Note 15)	45,257	—
Other tangible fixed assets	27,070	29,151
Straight-line rents, prepaid expenses and other	81,284	79,792
	$912,132	$909,190
10. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of September 30, 2019, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of September 30, 2019 and December 31, 2018, we had cash collateral of $0.6 million and $5.5 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of September 30, 2019 or December 31, 2018.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments (Continued)

Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31, 2018
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$2,472,500	$4,369	$2,523,500	$32,547
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$501,044	$2,032	$1,900,957	$36,558
Interest rate caps	200,000	3,173	—	—
Total derivative assets		$9,574		$69,105

(a)	The notional amount is excluded for caps and swaps which are not yet effective.

	September 30, 2019		December 31, 2018
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$3,776,000	$116,304	$1,375,000	$29,321
Total derivative liabilities		$116,304		$29,321

(a)	The notional amount is excluded for swaps which are not yet effective.
We recorded the following in other comprehensive income related to derivative financial instruments for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$(13,992)	$11,234	$(121,508)	$43,590
Interest rate caps	5	—	5	—
Income tax effect	1,748	(1,404)	15,188	(5,449)
Net changes in cash flow hedges, net of tax	$(12,239)	$9,830	$(106,315)	$38,141

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments (Continued)

We expect to reclassify approximately $20 million from AOCI as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months. The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps	$(3,365)	$4,945	$(29,073)	$25,999
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	(86)	—	6,080	—
Effect from derivatives on interest expense	$(3,451)	$4,945	$(22,993)	$25,999
11. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Accounts payable, accrued expenses and other	$233,418	$296,523
Deferred revenue	403,137	421,542
Accrued interest	242,002	262,559
Derivative liabilities (Note 10)	116,304	29,321
Operating lease liabilities (Note 15)	51,343	—
	$1,046,204	$1,009,945
12. Accrued maintenance liability
Movements in accrued maintenance liability during the nine months ended September 30, 2019 and 2018 were as follows:

	Nine Months Ended September 30,
	2019	2018
Accrued maintenance liability at beginning of period	$2,237,494	$2,461,799
Maintenance payments received	564,374	567,511
Maintenance payments returned	(249,382)	(364,319)
Release to income upon sale	(141,465)	(204,783)
Release to income other than upon sale	(111,631)	(177,265)
Lessor contribution, top ups and other	(18,166)	(12,812)
Accrued maintenance liability at end of period	$2,281,224	$2,270,131

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt

As of September 30, 2019, the principal amount of our outstanding indebtedness totaled $29.3 billion, which excluded fair value adjustments of $112.8 million and debt issuance costs, debt discounts and debt premium of $138.9 million, and our undrawn lines of credit were approximately $6.9 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2019, we remained in compliance with the financial covenants across our various debt obligations. All of our debt is redeemable by AerCap, unless otherwise stated.
The following table provides a summary of our indebtedness as of September 30, 2019 and December 31, 2018:

	September 30, 2019						December 31, 2018
Debt obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$2,900,000	$—	$2,900,000	7.09%	2020 - 2022	$4,900,000
AGAT/AICDC Notes		12,500,000	—	12,500,000	4.13%	2020 - 2028	10,749,864
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	200,000
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2021	—
Other unsecured debt		2,024,000	—	2,024,000	3.40%	2020 - 2023	1,160,000
Fair value adjustment		NA	NA	115,442	NA	NA	177,450
TOTAL UNSECURED		$22,374,000	$4,950,000	$17,539,442			$17,187,314
Secured
Export credit facilities	21	646,447	—	646,447	2.54%	2021 - 2030	849,372
Institutional secured term loans & secured portfolio loans	262	8,072,199	355,000	7,717,199	3.77%	2020 - 2030	7,533,028
AerFunding Revolving Credit Facility	16	2,500,000	1,612,997	887,003	4.05%	2022	919,484
Other secured debt	42	1,087,460	—	1,087,460	4.15%	2021 - 2037	1,633,099
Fair value adjustment		NA	NA	(2,458)	NA	NA	(2,103)
TOTAL SECURED		$12,306,106	$1,967,997	$10,335,651			$10,932,880
Subordinated
ECAPS Subordinated Notes		1,000,000	—	1,000,000	3.87%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt issued by joint ventures		47,521	—	47,521	—	2019 - 2020	48,234
Fair value adjustment		NA	NA	(223)	NA	NA	(225)
TOTAL SUBORDINATED		$1,547,521	$—	$1,547,298			$1,548,009
Debt issuance costs, debt discounts and debt premium		NA	NA	(138,869)	NA	NA	(160,616)
	341	$36,227,627	$6,917,997	$29,283,522			$29,507,587

(a)
The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate alternatives.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019, our quarterly report on Form 6-K for the first quarter ended March 31, 2019, filed with the SEC on May 1, 2019 and our quarterly report on Form 6-K for the second quarter ended June 30, 2019, filed with the SEC on July 30, 2019. There have been no material changes to our indebtedness since the filing of those reports, except for scheduled repayments and as described below.
AGAT/AICDC Notes
In August 2019, AerCap Trust and AICDC co-issued $750.0 million aggregate principal amount of 2.875% senior notes due 2024. The proceeds from the offering were used for general corporate purposes.
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). The Junior Subordinated Notes are fully and unconditionally guaranteed on a junior subordinated basis by certain subsidiaries of AerCap Holdings N.V. The proceeds from the Junior Subordinated Notes will be used for general corporate purposes.
Citi Revolving Credit Facility
In October 2019, AerCap completed the amendment and extension of the $4.0 billion Citi Revolving Credit Facility. The maturity date was extended to February 2024.
14. Income taxes
Our effective tax rate was 13.0% for the three and nine months ended September 30, 2019 and 2018. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
15. Leases
We lease office space in several locations globally under operating lease arrangements, and in limited instances may enter into finance leases for flight equipment. Our leases have remaining lease terms of one year to 18 years, and in some cases we have options to extend the lease terms for up to ten years. Our finance lease arrangements may be terminated prior to their original expiration date at our discretion.
As of September 30, 2019, operating lease ROU assets net of lease incentives included in other assets were $45.3 million, and operating lease liabilities included in accounts payable, accrued expenses and other liabilities were $51.3 million. Finance lease liabilities included in debt were $128.3 million.
As of September 30, 2019, supplemental balance sheet information related to leases was as follows:

	Operating leases	Finance leases
Weighted average remaining lease term (years)	9.2	16.5
Weighted average discount rate	6.4%	6.5%

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Leases (Continued)

As of September 30, 2019, maturities of operating and finance lease liabilities were as follows:

	Operating leases	Finance leases
2019 - remaining	$2,363	$3,565
2020	8,664	10,946
2021	8,164	10,946
2022	8,231	10,946
2023	8,293	10,946
Thereafter	33,143	186,723
Total lease payments	$68,858	$234,072
Less: Imputed interest	(17,515)	(105,814)
Present value of lease liabilities	$51,343	$128,258

16. Equity
The following table presents our share repurchase programs from January 1, 2018 through September 30, 2019:

Program approval date	Program end date	Authorized amount	Program completion date
February 2018	June 30, 2018	$200,000	May 14, 2018
April 2018	December 31, 2018	200,000	November 2, 2018
October 2018	March 31, 2019	200,000	January 9, 2019
December 2018	March 31, 2019	100,000	March 22, 2019
February 2019	September 30, 2019	200,000	July 22, 2019
June 2019	December 31, 2019	200,000	Not yet completed
In November 2019, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2020. See Note 26—Subsequent events.
During the nine months ended September 30, 2019, we repurchased an aggregate of 8,585,611 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $47.78 per ordinary share.
Between October 1, 2019 and November 6, 2019, we repurchased an aggregate of 522,730 of our ordinary shares under our share repurchase program at an average price, including commissions, of $52.79 per ordinary share.
During the nine months ended September 30, 2019, we cancelled 5,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company's shareholders.
In October 2019, we cancelled 5,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company's shareholders.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

17. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Personnel expenses	$30,163	$29,624	$89,654	$99,686
Share-based compensation	15,701	15,045	51,729	77,066
Travel expenses	4,138	5,452	12,997	16,214
Professional services	5,305	5,556	16,644	18,775
Office expenses	3,512	3,410	10,307	11,212
Directors’ expenses	836	799	2,393	2,464
Other expenses	5,057	3,515	12,404	9,038
	$64,712	$63,401	$196,128	$234,455

18. Other income
Other income consisted of the following for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Management fees	$2,345	$2,337	$8,152	$8,837
Interest and other income	12,037	11,728	44,579	27,206
	$14,382	$14,065	$52,731	$36,043
19. Asset Impairment
Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
During the three and nine months ended September 30, 2019, we recognized impairment charges of $31.2 million and $54.0 million, respectively. During the three and nine months ended September 30, 2018, we recognized impairment charges of $12.8 million and $28.9 million, respectively.
These impairments, for all periods mentioned, related to lease terminations and were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
The impairment charges of $54.0 million recognized during the nine months ended September 30, 2019 included $0.8 million relating to one aircraft which met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Earnings per share
Basic EPS is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,229,371 and 2,133,610 shares of unvested restricted stock as of September 30, 2019 and 2018, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 32,692 for the three and nine months ended September 30, 2019 and 92,129 for the three and nine months ended September 30, 2018, because the effect of including these shares in the calculation would have been anti-dilutive.
Basic and diluted EPS for the three and nine months ended September 30, 2019 and 2018 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net income for the computation of basic EPS	$270,290	$263,351	$835,936	$782,990
Weighted average ordinary shares outstanding - basic	133,182,744	145,669,773	135,732,923	146,040,042
Basic EPS	$2.03	$1.81	$6.16	$5.36

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net income for the computation of diluted EPS	$270,290	$263,351	$835,936	$782,990
Weighted average ordinary shares outstanding - diluted	134,175,597	147,123,818	136,990,028	150,231,051
Diluted EPS	$2.01	$1.79	$6.10	$5.21

Ordinary shares outstanding, excluding shares of unvested restricted stock, as of September 30, 2019 and December 31, 2018 were as follows:

	September 30, 2019	December 31, 2018
	Number of ordinary shares
Ordinary shares issued	146,847,345	151,847,345
Treasury shares	(12,104,863)	(9,172,681)
Ordinary shares outstanding	134,742,482	142,674,664
Shares of unvested restricted stock	(2,229,371)	(2,429,442)
Ordinary shares outstanding, excluding shares of unvested restricted stock	132,513,111	140,245,222

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Variable interest entities

We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.
During the nine months ended September 30, 2019, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of September 30, 2019 and December 31, 2018, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 13—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Variable interest entities (Continued)

AerCap Partners I
AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of September 30, 2019, AerCap Partners I had a portfolio consisting of two Boeing 737NG aircraft. As of September 30, 2019, AerCap Partners I had $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner. The senior debt facility was repaid in full in April 2019.
AerCap Partners 767
AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of September 30, 2019, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of September 30, 2019, AerCap Partners 767 had $31.2 million of subordinated debt outstanding, consisting of $15.6 million from us and $15.6 million from our joint venture partner. The senior debt facility was repaid in full in April 2019.
AerFunding
We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb the majority of the risks and rewards of the entity.
As of September 30, 2019, AerFunding had a portfolio consisting of one Airbus A320 Family aircraft, two Airbus A320neo Family aircraft, two Airbus A350 aircraft, six Boeing 737NG aircraft and five Boeing 787 aircraft. As of September 30, 2019, AerFunding had $887.0 million outstanding under a secured revolving credit facility and $320.0 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Carrying value of debt and equity investments	$123,656	$132,113
Debt guarantees	76,369	88,313
Maximum exposure to loss	$200,025	$220,426
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Variable interest entities (Continued)

AerDragon
AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned in equal parts by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide accounting related services to AerDragon.
As of September 30, 2019, AerDragon owned 28 narrowbody aircraft.
We have determined that AerDragon is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.
AerLift
AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of September 30, 2019 and December 31, 2018, we guaranteed debt of $76.4 million and $88.3 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.
As of September 30, 2019, AerLift owned four widebody aircraft.
We have determined that AerLift is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.
ACSAL
In June 2013, we completed a transaction under which we sold eight Boeing 737NG aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee.
As of September 30, 2019, ACSAL owned eight aircraft.
We have determined that ACSAL is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.
Peregrine
In December 2017, we invested in Peregrine, a vehicle established by NCB Capital for the purpose of acquiring a portfolio of aircraft from us. We have a 9.5% investment in Peregrine, and provide asset and lease management, insurance management, accounting and cash management services to Peregrine for a fee.
As of September 30, 2019, Peregrine owned 21 aircraft.
We have determined that Peregrine is a VIE in which we do not have control and are not the PB. We account for our equity investment in Peregrine under the cost method of accounting.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance. Our variable interest in these entities consists of aircraft management servicing fees.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Related party transactions
AerDragon
We provide accounting related services to AerDragon, for which we received a fee of $0.1 million during the three months ended September 30, 2019 and 2018 and $0.5 million and $0.4 million for the nine months ended September 30, 2019 and 2018, respectively. In addition, we received a dividend of nil and $1.7 million during the nine months ended September 30, 2019 and 2018, respectively.
ACSAL
We provide aircraft asset and lease management services to ACSAL, for which we received a fee of $0.1 million during the three months ended September 30, 2019 and 2018 and $0.4 million for the nine months ended September 30, 2019 and 2018. In addition, we received a dividend of $0.3 million and $0.2 million during the three months ended September 30, 2019 and 2018, respectively, and $0.8 million and $0.9 million during the nine months ended September 30, 2019 and 2018, respectively.
AerLift
We provide a variety of management services to, and guarantee certain debt of, AerLift, for which we received a fee of $0.4 million during the three months ended September 30, 2019 and 2018 and $1.1 million and $1.3 million for the nine months ended September 30, 2019 and 2018, respectively. In addition, we received a dividend of $0.2 million during the nine months ended September 30, 2019 and 2018.
AerCap Partners I
During the nine months ended September 30, 2019, we sold three aircraft to our joint venture partner in AerCap Partners I.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies

Aircraft on order
As of September 30, 2019, we had commitments to purchase 320 new aircraft scheduled for delivery through 2024. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.
Movements in prepayments on flight equipment during the nine months ended September 30, 2019 and 2018 were as follows:

	Nine Months Ended September 30,
	2019	2018
Prepayments on flight equipment at beginning of period	$3,024,520	$2,930,303
Prepayments during the period	939,613	1,438,851
Interest paid and capitalized during the period	78,552	72,510
Prepayments and capitalized interest applied to the purchase of flight equipment	(1,111,714)	(1,125,573)
Prepayments on flight equipment at end of period	$2,930,971	$3,316,091
Asset value guarantees
We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of September 30, 2019, two guarantees were outstanding.
We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the nine months ended September 30, 2019 or 2018.
As of September 30, 2019 and December 31, 2018, the carrying value of the asset value guarantee liability was nil. As of September 30, 2019, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $31.8 million.
Other guarantees
We guarantee the replacement lease rental cash flows of two sold aircraft, in the event of a default and lease termination by the current lessees, up to agreed maximum amounts for each aircraft. These guarantees expire in 2020. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts. As of September 30, 2019 and December 31, 2018, the carrying value of these guarantees was $2.3 million, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of September 30, 2019, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $10.5 million.
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

VASP litigation
We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. On April 4, 2018, the Federal Supreme Court declined to accept our extraordinary appeal for trial. We appealed this decision on April 25, 2018.
On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. Different public prosecutors have issued conflicting opinions. The first public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor subsequently filed a new opinion that is less supportive of the VASP-appointed expert’s opinion, but the original public prosecutor then issued a third opinion consistent with the first one. On October 30, 2017, the court decided that VASP had suffered no damages. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.
In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered two judgments in favor of AerCap, awarding us aggregate damages in the amount of approximately $36.9 million. We subsequently applied to the STJ for an order ratifying the Irish judgments, so that they might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and ratified the Irish judgments.
AerCap has submitted both the Irish and the English judgments in the VASP bankruptcy; the bankruptcy court has required that the claims submitted limit interest on the judgments to that accrued on or before the commencement of VASP’s bankruptcy, which has resulted in claims of approximately $40 million for the English judgments and approximately $24 million for the Irish judgments.
On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.
Transbrasil litigation
In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.
In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.
Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.
In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.
In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ. The appellate panel rejected Transbrasil’s appeal in November 2016, preserving the October 2013 order. All appeals in respect of the Transbrasil Lawsuit have now concluded.
In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending.
Yemen Airways-Yemenia litigation
ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC’s motion to dismiss the Hassanati plaintiffs’ second complaint on November 22, 2016, and entered judgment in favor of ILFC. The Hassanati plaintiffs appealed and the appellate court rejected their appeal on September 17, 2018.
On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. On June 30, 2017, the parties to the Abdallah action executed a Master Settlement Agreement setting forth terms on which Yemenia’s insurance carrier proposes to settle the case with each claimant family. Upon the claimant families’ execution of individual release and discharge agreements and upon ILFC’s and Yemenia’s confirmation of a sufficient number of participating claimants, the claims by such participating claimants against ILFC and Yemenia in the Abdallah Action will be dismissed in exchange for payment from Yemenia’s insurance carrier. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of September 30, 2019 and December 31, 2018, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2019 and December 31, 2018:

	September 30, 2019
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$9,574	$—	$9,574	$—

Liabilities
Derivative liabilities	$116,304	$—	$116,304	$—

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$69,105	$—	$69,105	$—

Liabilities
Derivative liabilities	$29,321	$—	$29,321	$—

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on certain definite-lived intangible assets and our flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.
Definite-lived intangible assets
We use the income approach to measure the fair value of definite-lived intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
Sensitivity to changes in unobservable inputs
When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements (Continued)

Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).
All of our financial instruments are measured at amortized cost, other than derivatives which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of September 30, 2019 and December 31, 2018 were as follows:

	September 30, 2019
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,036,919		$1,036,919	$1,036,919	$—	$—
Restricted cash	159,694		159,694	159,694	—	—
Derivative assets	9,574		9,574	—	9,574	—
	$1,206,187		$1,206,187	$1,196,613	$9,574	$—
Liabilities
Debt	$29,422,391	(a)	$29,839,684	$—	$29,839,684	$—
Derivative liabilities	116,304		116,304	—	116,304	—
	$29,538,695		$29,955,988	$—	$29,955,988	$—

(a)	Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2018
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,204,018		$1,204,018	$1,204,018	$—	$—
Restricted cash	211,017		211,017	211,017	—	—
Derivative assets	69,105		69,105	—	69,105	—
	$1,484,140		$1,484,140	$1,415,035	$69,105	$—
Liabilities
Debt	$29,668,203	(a)	$29,031,153	$—	$29,031,153	$—
Derivative liabilities	29,321		29,321	—	29,321	—
	$29,697,524		$29,060,474	$—	$29,060,474	$—

(a)	Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.
AGAT/AICDC Notes
From time to time since the completion of the ILFC acquisition, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the “AGAT/AICDC Notes”). The proceeds from these offerings have been used for general corporate purposes.
The following table provides a summary of the outstanding AGAT/AICDC Notes as of September 30, 2019:

Maturities of AGAT/AICDC Notes
2019 - remaining	$—
2020	1,500,000
2021	2,600,000
2022	2,100,000
2023	1,200,000
Thereafter	5,100,000
$12,500,000

The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).
The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of September 30, 2019 and December 31, 2018, the Condensed Consolidating Income Statements and the Condensed Consolidating Statements of Comprehensive Income for the three and nine months ended September 30, 2019 and 2018, and the Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.
In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (together, the “Junior Subordinated Guarantors”).
Condensed consolidating financial information for each of AerCap Trust and AICDC are presented below on a stand-alone basis (before elimination of intercompany transactions and balances). The non-guarantor financial information set forth below accurately represents the condensed consolidating financial information with respect to the subsidiaries of AerCap Holdings N.V. that do not guarantee the Junior Subordinated Notes.
In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to the Junior Subordinated Guarantors have not been provided, as the Junior Subordinated Guarantors are 100%-owned by AerCap Holdings N.V., all guarantees of the Junior Subordinated Notes are joint and several and full and unconditional and AerCap Holdings N.V.’s financial statements have been filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.
Recent accounting standards adopted during 2019:
Lease accounting
In February 2016, the FASB issued an accounting standard, ASC 842, Leases, that requires lessees to recognize lease-related assets and liabilities on the balance sheet. We adopted the new standard on its required effective date of January 1, 2019 (refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies”). We periodically enter into intercompany lease agreements whereby a 100%-owned AerCap legal entity is both a lessor and a lessee of the aircraft asset. As a lessee of the aircraft, the entity is subject to the ASC 842 requirements. Although these leases are eliminated upon consolidation, they are presented discretely within the supplemental guarantor Condensed Consolidating Balance Sheets. As of September 30, 2019, operating lease ROU assets and liabilities are included in other assets and other liabilities, respectively, in our Condensed Consolidating Balance Sheets. Operating lease-related assets and liabilities in AerCap Trust, AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries totaled $1.6 billion as of September 30, 2019.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet
	September 30, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$3	$144	$12	$745	$133	$—	$1,037
Restricted cash	—	—	—	1	159	—	160
Flight equipment held for operating leases, net	—	8,631	—	3,366	23,234	—	35,231
Maintenance rights and lease premium, net	—	471	—	74	372	—	917
Flight equipment held for sale	—	169	—	132	501	—	802
Net investment in finance and sales-type leases	—	485	—	76	478	—	1,039
Prepayments on flight equipment	—	963	—	5	1,963	—	2,931
Investments including investments in subsidiaries	11,228	1,589	9,373	6,504	124	(28,694)	124
Intercompany receivables	164	18,295	64	11,561	4,917	(35,001)	—
Other assets	75	447	118	1,265	1,068	(1,665)	1,308
Total Assets	$11,470	$31,194	$9,567	$23,729	$32,949	$(65,360)	$43,549
Liabilities and Equity
Debt	$—	$16,956	$1,505	$—	$10,823	$—	$29,284
Intercompany payables	2,288	3,045	4,056	10,498	15,145	(35,032)	—
Other liabilities	7	1,800	6	1,849	2,997	(1,634)	5,025
Total liabilities	2,295	21,801	5,567	12,347	28,965	(36,666)	34,309

Total AerCap Holdings N.V. shareholders’ equity	9,175	9,393	4,000	11,304	3,997	(28,694)	9,175
Non-controlling interest	—	—	—	78	(13)	—	65
Total Equity	9,175	9,393	4,000	11,382	3,984	(28,694)	9,240
Total Liabilities and Equity	$11,470	$31,194	$9,567	$23,729	$32,949	$(65,360)	$43,549

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet
	December 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$3	$318	$6	$737	$140	$—	$1,204
Restricted cash	—	—	—	1	210	—	211
Flight equipment held for operating leases, net	—	9,455	—	3,317	22,280	—	35,052
Maintenance rights and lease premium, net	—	569	—	58	486	—	1,113
Flight equipment held for sale	—	26	—	—	158	—	184
Net investment in finance and sales-type leases	—	494	—	63	446	—	1,003
Prepayments on flight equipment	—	1,338	—	5	1,682	—	3,025
Investments including investments in subsidiaries	10,495	1,336	8,774	5,948	133	(26,553)	133
Intercompany receivables	130	17,305	67	12,325	5,375	(35,202)	—
Other assets	79	482	101	351	271	—	1,284
Total Assets	$10,707	$31,323	$8,948	$22,805	$31,181	$(61,755)	$43,209
Liabilities and Equity
Debt	$—	$17,257	$808	$8	$11,435	$—	$29,508
Intercompany payables	1,873	3,480	4,604	11,477	13,768	(35,202)	—
Other liabilities	6	1,791	2	688	2,333	—	4,820
Total liabilities	1,879	22,528	5,414	12,173	27,536	(35,202)	34,328

Total AerCap Holdings N.V. shareholders’ equity	8,828	8,795	3,534	10,565	3,659	(26,553)	8,828
Non-controlling interest	—	—	—	67	(14)	—	53
Total Equity	8,828	8,795	3,534	10,632	3,645	(26,553)	8,881
Total Liabilities and Equity	$10,707	$31,323	$8,948	$22,805	$31,181	$(61,755)	$43,209

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement
	Three Months Ended September 30, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$292	$—	$94	$753	$—	$1,139
Net gain on sale of assets	—	6	—	3	32	—	41
Other income (loss)	15	180	1	191	54	(427)	14
Total Revenues and other income	15	478	1	288	839	(427)	1,194
Expenses
Depreciation and amortization	—	108	—	45	262	—	415
Asset impairment	—	12	—	1	18	—	31
Interest expense	—	209	65	92	310	(364)	312
Leasing expenses	—	17	—	7	20	—	44
Selling, general and administrative expenses	14	18	—	33	64	(63)	66
Total Expenses	14	364	65	178	674	(427)	868
Income (loss) before income taxes and income of investments accounted for under the equity method	1	114	(64)	110	165	—	326
Provision for income taxes	—	(14)	8	(15)	(21)	—	(42)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	(12)	—	(12)
Net income (loss) before income from subsidiaries	1	100	(56)	95	132	—	272
Income (loss) from subsidiaries	269	57	157	195	(180)	(498)	—
Net income (loss)	$270	$157	$101	$290	$(48)	$(498)	$272
Net income attributable to non-controlling interest	—	—	—	(2)	—	—	(2)
Net income (loss) attributable to AerCap Holdings N.V.	$270	$157	$101	$288	$(48)	$(498)	$270

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement
	Three Months Ended September 30, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$354	$—	$80	$698	$—	$1,132
Net gain on sale of assets	—	8	—	—	12	—	20
Other income (loss)	14	201	1	169	65	(436)	14
Total Revenues and other income	14	563	1	249	775	(436)	1,166
Expenses
Depreciation and amortization	—	137	—	34	242	—	413
Asset impairment	—	—	—	9	4	—	13
Interest expense	—	222	43	58	341	(372)	292
Leasing expenses	—	23	—	8	54	—	85
Selling, general and administrative expenses	16	22	—	31	58	(64)	63
Total Expenses	16	404	43	140	699	(436)	866
(Loss) income before income taxes and income of investments accounted for under the equity method	(2)	159	(42)	109	76	—	300
Provision for income taxes	—	(19)	5	(14)	(11)	—	(39)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	3	—	3
Net (loss) income before income from subsidiaries	(2)	140	(37)	95	68	—	264
Income (loss) from subsidiaries	265	80	220	113	(179)	(499)	—
Net income (loss)	$263	$220	$183	$208	$(111)	$(499)	$264
Net income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to AerCap Holdings N.V.	$263	$220	$183	$208	$(112)	$(499)	$263

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement
	Nine Months Ended September 30, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$966	$—	$303	$2,218	$—	$3,487
Net gain on sale of assets	—	54	—	8	78	—	140
Other income (loss)	46	535	2	584	194	(1,308)	53
Total Revenues and other income	46	1,555	2	895	2,490	(1,308)	3,680
Expenses
Depreciation and amortization	—	344	—	135	781	—	1,260
Asset impairment	—	15	—	13	26	—	54
Interest expense	—	680	154	308	949	(1,112)	979
Leasing expenses	—	70	—	34	97	—	201
Selling, general and administrative expenses	45	54	—	101	192	(196)	196
Total Expenses	45	1,163	154	591	2,045	(1,308)	2,690
Income (loss) before income taxes and income of investments accounted for under the equity method	1	392	(152)	304	445	—	990
Provision for income taxes	—	(49)	19	(42)	(57)	—	(129)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	(8)	—	(8)
Net income (loss) before income from subsidiaries	1	343	(133)	262	380	—	853
Income (loss) from subsidiaries	835	253	596	628	(578)	(1,734)	—
Net income (loss)	$836	$596	$463	$890	$(198)	$(1,734)	$853
Net income attributable to non-controlling interest	—	—	—	(16)	(1)	—	(17)
Net income (loss) attributable to AerCap Holdings N.V.	$836	$596	$463	$874	$(199)	$(1,734)	$836

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement
	Nine Months Ended September 30, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$1,153	$—	$207	$2,023	$—	$3,383
Net gain on sale of assets	—	44	—	13	104	—	161
Other income (loss)	49	572	3	513	204	(1,305)	36
Total Revenues and other income	49	1,769	3	733	2,331	(1,305)	3,580
Expenses
Depreciation and amortization	—	433	—	90	731	—	1,254
Asset impairment	—	—	—	9	20	—	29
Interest expense	—	664	122	270	877	(1,082)	851
Leasing expenses	—	86	—	27	208	—	321
Selling, general and administrative expenses	65	79	—	104	209	(223)	234
Total Expenses	65	1,262	122	500	2,045	(1,305)	2,689
(Loss) income before income taxes and income of investments accounted for under the equity method	(16)	507	(119)	233	286	—	891
Provision for income taxes	2	(63)	15	(29)	(41)	—	(116)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	9	—	9
Net (loss) income before income from subsidiaries	(14)	444	(104)	204	254	—	784
Income (loss) from subsidiaries	797	232	676	570	(622)	(1,653)	—
Net income (loss)	$783	$676	$572	$774	$(368)	$(1,653)	$784
Net income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to AerCap Holdings N.V.	$783	$676	$572	$774	$(369)	$(1,653)	$783

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income
	Three Months Ended September 30, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$270	$157	$101	$290	$(48)	$(498)	$272
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	(11)	(1)	—	(12)
Total other comprehensive loss	—	—	—	(11)	(1)	—	(12)
Comprehensive income (loss)	270	157	101	279	(49)	(498)	260
Comprehensive income attributable to non-controlling interest	—	—	—	(2)	—	—	(2)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$270	$157	$101	$277	$(49)	$(498)	$258

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

Condensed Consolidating Statement of Comprehensive Income
	Three Months Ended September 30, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$263	$220	$183	$208	$(111)	$(499)	$264
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	10	—	—	10
Total other comprehensive income	—	—	—	10	—	—	10
Comprehensive income (loss)	263	220	183	218	(111)	(499)	274
Comprehensive income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$263	$220	$183	$218	$(112)	$(499)	$273

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income
	Nine Months Ended September 30, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$836	$596	$463	$890	$(198)	$(1,734)	$853
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	(100)	(6)	—	(106)
Total other comprehensive loss	—	—	—	(100)	(6)	—	(106)
Comprehensive income (loss)	836	596	463	790	(204)	(1,734)	747
Comprehensive income attributable to non-controlling interest	—	—	—	(16)	(1)	—	(17)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$836	$596	$463	$774	$(205)	$(1,734)	$730

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

Condensed Consolidating Statement of Comprehensive Income
	Nine Months Ended September 30, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$783	$676	$572	$774	$(368)	$(1,653)	$784
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	35	3	—	38
Total other comprehensive income	—	—	—	35	3	—	38
Comprehensive income (loss)	783	676	572	809	(365)	(1,653)	822
Comprehensive income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$783	$676	$572	$809	$(366)	$(1,653)	$821

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows
	Nine Months Ended September 30, 2019
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$836	$596	$463	$890	$(198)	$(1,734)	$853
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(835)	(253)	(596)	(628)	578	1,734	—
Depreciation and amortization	—	344	—	135	781	—	1,260
Asset impairment	—	15	—	13	26	—	54
Amortization of debt issuance costs, debt discount, debt premium and lease premium	—	14	4	—	43	—	61
Amortization of fair value adjustments on debt	—	(62)	—	—	—	—	(62)
Maintenance rights write-off	—	93	—	10	72	—	175
Maintenance liability release to income	—	(46)	—	(20)	(77)	—	(143)
Net gain on sale of assets	—	(54)	—	(8)	(78)	—	(140)
Deferred income taxes	—	49	(20)	43	60	—	132
Collections of finance and sales-type leases	—	31	—	18	24	—	73
Other	25	7	—	41	61	—	134
Cash flow from operating activities before changes in working capital	26	734	(149)	494	1,292	—	2,397
Working capital	400	(239)	(541)	(380)	701	—	(59)
Net cash provided by (used in) operating activities	426	495	(690)	114	1,993	—	2,338
Purchase of flight equipment	—	(610)	—	(326)	(1,461)	—	(2,397)
Proceeds from sale or disposal of assets	—	415	—	149	608	—	1,172
Prepayments on flight equipment	—	(350)	—	(1)	(664)	—	(1,015)
Net cash used in investing activities	—	(545)	—	(178)	(1,517)	—	(2,240)
Issuance of debt	—	2,857	698	4	1,780	—	5,339
Repayment of debt	—	(3,101)	—	(8)	(2,414)	—	(5,523)
Debt issuance costs paid, net of debt premium received	—	(3)	(2)	—	(14)	—	(19)
Maintenance payments received	—	165	—	86	313	—	564
Maintenance payments returned	—	(71)	—	(28)	(150)	—	(249)
Security deposits received	—	97	—	47	56	—	200
Security deposits returned	—	(68)	—	(27)	(100)	—	(195)
Dividend paid to non-controlling interest holders	—	—	—	—	(5)	—	(5)
Repurchase of shares and tax withholdings on share-based compensation	(426)	—	—	—	—	—	(426)
Net cash (used in) provided by financing activities	(426)	(124)	696	74	(534)	—	(314)
Net (decrease) increase in cash, cash equivalents and restricted cash	—	(174)	6	10	(58)	—	(216)
Effect of exchange rate changes	—	—	—	(2)	—	—	(2)
Cash, cash equivalents and restricted cash at beginning of period	3	318	6	738	350	—	1,415
Cash, cash equivalents and restricted cash at end of period	$3	$144	$12	$746	$292	$—	$1,197

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows
	Nine Months Ended September 30, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust (a)	AerCap Ireland Capital Designated Activity Company (a)	Guarantors (a)	Non- Guarantors	Eliminations		Total
	(U.S. Dollars in millions)
Net income (loss)	$783	$676	$572	$774	$(368)	$(1,653)		$784
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(797)	(232)	(676)	(570)	622	1,653		—
Depreciation and amortization	—	433	—	90	731	—		1,254
Asset impairment	—	—	—	9	20	—		29
Amortization of debt issuance costs, debt discount, debt premium and lease premium	—	14	4	2	40	—		60
Amortization of fair value adjustments on debt	—	(115)	—	—	(1)	—		(116)
Maintenance rights write-off	—	104	—	8	123	—		235
Maintenance liability release to income	—	(48)	—	(31)	(98)	—		(177)
Net gain on sale of assets	—	(44)	—	(13)	(104)	—		(161)
Deferred income taxes	(2)	63	(15)	30	42	—		118
Other	43	8	—	20	17	—		88
Cash flow from operating activities before changes in working capital	27	859	(115)	319	1,024	—		2,114
Working capital	553	(891)	68	(80)	298	—		(52)
Net cash provided by (used in) operating activities	580	(32)	(47)	239	1,322	—		2,062
Purchase of flight equipment	—	(672)	—	(806)	(722)	—		(2,200)
Proceeds from sale or disposal of assets	—	651	—	120	567	—		1,338
Prepayments on flight equipment	—	(462)	—	—	(1,044)	—		(1,506)
Collections of finance and sales-type leases	—	36	—	18	20	—		74
Other	—	—	—	—	(21)	—		(21)
Net cash used in investing activities	—	(447)	—	(668)	(1,200)	—		(2,315)
Issuance of debt	—	2,409	50	—	1,611	—		4,070
Repayment of debt	—	(2,025)	—	(17)	(1,940)	—		(3,982)
Debt issuance costs paid, net of debt premium received	—	(21)	—	(1)	(31)	—		(53)
Maintenance payments received	—	189	—	65	314	—		568
Maintenance payments returned	—	(126)	—	(14)	(224)	—		(364)
Security deposits received	—	43	—	41	57	—		141
Security deposits returned	—	(58)	—	(31)	(56)	—		(145)
Dividend paid to non-controlling interest holders	—	—	—	—	(3)	—		(3)
Repurchase of shares and tax withholdings on share-based compensation	(597)	—	—	—	—	—		(597)
Net cash (used in) provided by financing activities	(597)	411	50	43	(272)	—		(365)
Net (decrease) increase in cash, cash equivalents and restricted cash	(17)	(68)	3	(386)	(150)	—		(618)
Effect of exchange rate changes	—	—	—	3	—	—		3
Cash, cash equivalents and restricted cash at beginning of period	21	222	14	1,237	530	—	—	2,024
Cash, cash equivalents and restricted cash at end of period	$4	$154	$17	$854	$380	$—		$1,409

(a)
Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. AerCap Global Aviation Trust and AerCap Ireland Capital Designated Activity Company, which are presented separately as co-issuers of the AGAT/AICDC Notes, are guarantors of the Junior Subordinated Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

26. Subsequent events
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079. The Junior Subordinated Notes are fully and unconditionally guaranteed on a junior subordinated basis by certain subsidiaries of AerCap Holdings N.V. The proceeds will be used for general corporate purposes.
Share repurchase program
In November 2019, our Board of Directors approved a share repurchase program authorizing total repurchases of up to$200 million of AerCap ordinary shares through March 31, 2020. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•	the availability of capital to us and to our customers and changes in interest rates;

•	the ability of our lessees and potential lessees to make operating lease payments to us;

•	our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•	changes in the overall demand for commercial aircraft leasing and aircraft management services;

•	the effects of terrorist attacks on the aviation industry and on our operations;

•	the economic condition of the global airline and cargo industry and economic and political conditions;

•	development of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

•	competitive pressures within the industry;

•	the negotiation of aircraft management services contracts;

•	regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•	the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.
Aircraft portfolio
We are the global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of September 30, 2019, we owned 946 aircraft and we managed 94 aircraft. As of September 30, 2019, we also had 320 new aircraft on order. As of September 30, 2019, the weighted average age of our 946 owned aircraft fleet, weighted by net book value, was 6.2 years, and as of September 30, 2018, the weighted average age of our 952 owned aircraft fleet, weighted by net book value, was 6.6 years. We operate our business on a global basis. As of September 30, 2019, 937 of our 946 owned aircraft were on lease to 156 customers in 68 countries and nine aircraft were off-lease. As of November 6, 2019, four of the off-lease aircraft were re-leased or under commitments for re-lease, four aircraft were designated for sale or part-out, and one aircraft was sold.
The following table presents our aircraft portfolio by type of aircraft as of September 30, 2019:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	294	15%	39	—	333
Airbus A320neo Family	124	17%	—	151	275
Airbus A330	65	7%	11	—	76
Airbus A350	26	10%	—	3	29
Boeing 737NG	245	17%	37	—	282
Boeing 737 MAX	5	1%	—	95	100
Boeing 767	29	—	—	—	29
Boeing 777-200ER	17	1%	4	—	21
Boeing 777-300/300ER	23	4%	2	—	25
Boeing 787	87	28%	1	26	114
Embraer E190/195-E2	5	—	—	45	50
Other	26	—	—	—	26
Total	946	100%	94	320	1,360
On March 13, 2019, the Federal Aviation Administration issued an order to suspend operations of all Boeing 737 MAX aircraft in the U.S. and by U.S. aircraft operators following two recent fatal accidents involving Boeing 737 MAX aircraft. Non-U.S. civil aviation authorities have also issued directives to similar effect. Boeing has suspended deliveries of the Boeing 737 MAX until clearance is granted by the appropriate regulatory authorities. Prior to the grounding, we had delivered five Boeing 737 MAX aircraft that are currently on lease to an airline customer, and we currently have 95 Boeing 737 MAX aircraft on order. It is uncertain when and under what conditions the Boeing 737 MAX will return to service and when Boeing will resume making deliveries of these aircraft. As a result, we have incurred delays and expect to incur future delays on our scheduled Boeing 737 MAX deliveries.
During the nine months ended September 30, 2019, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	884	71	7	962
Aircraft purchases	44	—	—	44
Aircraft reclassified to held for sale	(63)	—	63	—
Aircraft sold or designated for part-out	(16)	(1)	(43)	(60)
Aircraft reclassified to net investment in finance and sales-type leases	(9)	9	—	—
Number of owned aircraft at end of period	840	79	27	946
Critical accounting policies
There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019, except for the additions and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies.”

Comparative results of operations
Results of operations for the three months ended September 30, 2019 as compared to the three months ended September 30, 2018

	Three Months Ended September 30,
	2019	2018
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,066,584	$1,038,521
Maintenance rents and other receipts	72,600	93,939
Net gain on sale of assets	40,519	19,992
Other income	14,382	14,065
Total Revenues and other income	1,194,085	1,166,517
Expenses
Depreciation and amortization	415,313	412,722
Asset impairment	31,168	12,843
Interest expense	312,311	292,082
Leasing expenses	44,080	84,814
Selling, general and administrative expenses	64,712	63,401
Total Expenses	867,584	865,862
Income before income taxes and income of investments accounted for under the equity method	326,501	300,655
Provision for income taxes	(42,445)	(39,089)
Equity in net earnings of investments accounted for under the equity method	(12,065)	2,711
Net income	$271,991	$264,277
Net income attributable to non-controlling interest	(1,701)	(926)
Net income attributable to AerCap Holdings N.V.	$270,290	$263,351

Diluted earnings per share	$2.01	$1.79
Basic lease rents. Basic lease rents increased by $28.1 million, or 3%, to $1,066.6 million during the three months ended September 30, 2019 from $1,038.5 million during the three months ended September 30, 2018. The increase in basic lease rents was attributable to:

•
the acquisition of 93 aircraft between July 1, 2018 and September 30, 2019 with an aggregate net book value of $6.9 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $134.1 million, partially offset by

•
the sale of 100 aircraft between July 1, 2018 and September 30, 2019 with an aggregate net book value of $1.8 billion on their sale dates, resulting in a decrease in basic lease rents of $62.9 million; and

•
a decrease in basic lease rents of $43.1 million primarily due to re-leases and extensions at lower rates. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period.

Maintenance rents and other receipts. Maintenance rents and other receipts decreased by $21.3 million, or 23%, to $72.6 million during the three months ended September 30, 2019 from $93.9 million during the three months ended September 30, 2018. The decrease in maintenance rents and other receipts was attributable to:

•	a decrease of $15.1 million in maintenance revenue and other receipts from early lease terminations; and

•
a decrease of $6.2 million in maintenance revenue and other receipts, primarily due to lower recurring revenue due to one-time adjustments related to lease extensions, partially offset by higher revenue recognized upon lease expirations, at which time we recognize any retained maintenance-related balances as revenue.

Net gain on sale of assets. Net gain on sale of assets increased by $20.5 million, or 103%, to $40.5 million during the three months ended September 30, 2019 from $20.0 million during the three months ended September 30, 2018. The increase was primarily due to the volume and composition of asset sales. During the three months ended September 30, 2019, we sold 19 aircraft for $561.3 million and during the three months ended September 30, 2018 we sold 13 aircraft for $187.5 million.
Depreciation and amortization. Depreciation and amortization increased by $2.6 million, or 0.6%, to $415.3 million during the three months ended September 30, 2019 from $412.7 million during the three months ended September 30, 2018. The increase was primarily due to aircraft purchases, partially offset by aircraft sales.
Asset impairment. We recognized aggregate impairment charges of $31.2 million during the three months ended September 30, 2019, compared to $12.8 million during the three months ended September 30, 2018. These impairments, which related to lease terminations, were partially offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense. Interest expense increased by $20.2 million, or 7%, to $312.3 million during the three months ended September 30, 2019 from $292.1 million during the three months ended September 30, 2018. The increase in interest expense was primarily attributable to:

•
an $8.3 million increase in interest expense attributable to an increase in mark-to-market losses on interest rate caps. For the three months ended September 30, 2019, we recognized a loss of $3.4 million related to mark-to-market movements on interest rate caps, compared to a gain of $4.9 million recognized during the three months ended September 30, 2018;

•
an increase in the average cost of debt to 4.2% for the three months ended September 30, 2019, compared to 4.1% for the three months ended September 30, 2018. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps. The increase in the average cost of debt was primarily due to the reduction in debt assumed as part of the ILFC Transaction, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt. The increase in the average cost of debt resulted in a $6.8 million increase in interest expense; and

•
a $0.5 billion increase in the average outstanding debt balance to $29.4 billion for the three months ended September 30, 2019 from $28.9 billion for the three months ended September 30, 2018, resulting in a $5.1 million increase in interest expense.

Leasing expenses. Leasing expenses decreased by $40.7 million, or 48%, to $44.1 million during the three months ended September 30, 2019 from $84.8 million during the three months ended September 30, 2018. The decrease was primarily due to $19.6 million of lower maintenance rights asset amortization, $14.3 million of lower expenses primarily related to airline defaults and restructuring and $6.8 million of lower aircraft transition costs, lessor maintenance contributions and other leasing expenses.
Provision for income taxes. Provision for income taxes increased by $3.4 million, or 9%, to $42.4 million during the three months ended September 30, 2019 from $39.1 million during the three months ended September 30, 2018. The effective tax rate for the full year 2019 is expected to be 13.0%, compared to the effective tax rate of 12.5% for the full year 2018. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. The effective tax rate was 13.0% for the three months ended September 30, 2019 and 2018. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.
Diluted earnings per share. Diluted earnings per share increased by $0.22, or 12%, to $2.01 during the three months ended September 30, 2019 from $1.79 during the three months ended September 30, 2018. The increase was driven by the same factors affecting net income and the repurchase of 14.7 million shares from July 2018 through September 2019.

Comparative results of operations
Results of operations for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018

	Nine Months Ended September 30,
	2019	2018
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$3,218,934	$3,094,517
Maintenance rents and other receipts	268,506	289,218
Net gain on sale of assets	140,217	160,517
Other income	52,731	36,043
Total Revenues and other income	3,680,388	3,580,295
Expenses
Depreciation and amortization	1,260,255	1,253,169
Asset impairment	54,018	28,929
Interest expense	978,931	851,396
Leasing expenses	201,045	320,591
Selling, general and administrative expenses	196,128	234,455
Total Expenses	2,690,377	2,688,540
Income before income taxes and income of investments accounted for under the equity method	990,011	891,755
Provision for income taxes	(128,701)	(115,932)
Equity in net earnings of investments accounted for under the equity method	(8,028)	8,520
Net income	$853,282	$784,343
Net income attributable to non-controlling interest	(17,346)	(1,353)
Net income attributable to AerCap Holdings N.V.	$835,936	$782,990

Diluted earnings per share	$6.10	$5.21
Basic lease rents. Basic lease rents increased by $124.4 million, or 4%, to $3,218.9 million during the nine months ended September 30, 2019 from $3,094.5 million during the nine months ended September 30, 2018. The increase in basic lease rents was attributable to:

•
the acquisition of 120 aircraft between January 1, 2018 and September 30, 2019 with an aggregate net book value of $9.3 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $420.3 million, partially offset by

•
the sale of 151 aircraft between January 1, 2018 and September 30, 2019 with an aggregate net book value of $3.0 billion on their sale dates, resulting in a decrease in basic lease rents of $218.0 million; and

•
a decrease in basic lease rents of $77.9 million primarily due to re-leases and extensions at lower rates. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period.

Maintenance rents and other receipts. Maintenance rents and other receipts decreased by $20.7 million, or 7%, to $268.5 million during the nine months ended September 30, 2019 from $289.2 million during the nine months ended September 30, 2018. The decrease in maintenance rents and other receipts was attributable to:

•	a decrease of $12.2 million in maintenance revenue and other receipts from early lease terminations; and

•
a decrease of $8.5 million in maintenance revenue and other receipts, primarily due to lower recurring revenue due to one-time adjustments related to lease extensions, partially offset by higher revenue recognized upon lease expirations, at which time we recognize any retained maintenance-related balances as revenue.

Net gain on sale of assets. Net gain on sale of assets decreased by $20.3 million, or 13%, to $140.2 million during the nine months ended September 30, 2019 from $160.5 million during the nine months ended September 30, 2018. The decrease was primarily due to the volume and composition of asset sales. During the nine months ended September 30, 2019, we sold 60 aircraft for $1,403.7 million and during the nine months ended September 30, 2018 we sold 64 aircraft for $1,682.0 million.
Other income. Other income increased by $16.7 million, or 46%, to $52.7 million during the nine months ended September 30, 2019 from $36.0 million during the nine months ended September 30, 2018. During the nine months ended September 30, 2019, we recognized higher other income primarily related to net insurance proceeds and higher interest income.
Depreciation and amortization. Depreciation and amortization increased by $7.1 million, or 1%, to $1,260.3 million during the nine months ended September 30, 2019 from $1,253.2 million during the nine months ended September 30, 2018. The increase was primarily due to aircraft purchases, partially offset by aircraft sales.
Asset impairment. We recognized aggregate impairment charges of $54.0 million during the nine months ended September 30, 2019, compared to $28.9 million during the nine months ended September 30, 2018. These impairments, which related to sales transactions and lease terminations, were partially offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense. Interest expense increased by $127.5 million, or 15%, to $978.9 million during the nine months ended September 30, 2019 from $851.4 million during the nine months ended September 30, 2018. The increase in interest expense was primarily attributable to:

•
a $55.1 million increase in interest expense attributable to an increase in mark-to-market losses on interest rate caps. For the nine months ended September 30, 2019, we recognized a loss of $29.1 million related to mark-to-market movements on interest rate caps, compared to a gain of $26.0 million recognized during the nine months ended September 30, 2018;

•
a $1.2 billion increase in the average outstanding debt balance to $29.9 billion for the nine months ended September 30, 2019 from $28.7 billion for the nine months ended September 30, 2018, resulting in a $37.0 million increase in interest expense; and

•
an increase in the average cost of debt to 4.2% for the nine months ended September 30, 2019, compared to 4.1% for the nine months ended September 30, 2018. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps. The increase in the average cost of debt was primarily due to the reduction in debt assumed as part of the ILFC Transaction, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt. The increase in the average cost of debt resulted in a $35.4 million increase in interest expense.

Leasing expenses. Leasing expenses decreased by $119.5 million, or 37%, to $201.0 million during the nine months ended September 30, 2019 from $320.6 million during the nine months ended September 30, 2018. The decrease was primarily due to $70.8 million of lower maintenance rights asset amortization and $62.1 million of lower expenses primarily related to airline defaults and restructuring, partially offset by $13.4 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $38.3 million, or 16%, to $196.1 million during the nine months ended September 30, 2019 from $234.5 million during the nine months ended September 30, 2018. The decrease was primarily due to lower compensation-related expenses.
Provision for income taxes. Provision for income taxes increased by $12.8 million, or 11%, to $128.7 million during the nine months ended September 30, 2019 from $115.9 million during the nine months ended September 30, 2018. The effective tax rate for the full year 2019 is expected to be 13.0%, compared to the effective tax rate of 12.5% for the full year 2018. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. The effective tax rate was 13.0% for the nine months ended September 30, 2019 and 2018. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.
Diluted earnings per share. Diluted earnings per share increased by $0.89, or 17%, to $6.10 during the nine months ended September 30, 2019 from $5.21 during the nine months ended September 30, 2018. The increase was driven by the same factors affecting net income and the repurchase of 22.5 million shares from January 2018 through September 2019.

Liquidity and capital resources
The following table presents our consolidated cash flows for the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,
	2019	2018
	(U.S. Dollars in millions)
Net cash provided by operating activities	$2,337.4	$2,061.9
Net cash used in investing activities	(2,240.2)	(2,314.9)
Net cash used in financing activities	(313.7)	(365.4)
Cash flows provided by operating activities. During the nine months ended September 30, 2019, our cash provided by operating activities of $2,337.4 million was the result of net income of $853.3 million, non-cash and other adjustments to net income of $1,470.3 million and collections of finance and sales-type leases of $72.8 million (which was included in cash flows used in investing activities during the nine months ended September 30, 2018), partially offset by the net change in operating assets and liabilities of $59.0 million. During the nine months ended September 30, 2018, our cash provided by operating activities of $2,061.9 million was the result of net income of $784.3 million, non-cash and other adjustments to net income of $1,329.7 million, partially offset by the net change in operating assets and liabilities of $52.1 million.
Cash flows used in investing activities. During the nine months ended September 30, 2019, our cash used in investing activities of $2,240.2 million primarily consisted of cash used for the purchase of aircraft and other assets of $3,412.1 million, partially offset by cash provided by asset sales proceeds of $1,171.9 million. During the nine months ended September 30, 2018, our cash used in investing activities of $2,314.9 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $3,727.3 million, partially offset by cash provided by asset sales proceeds of $1,338.8 million and collections of finance and sale-type leases of $73.6 million.
Cash flows used in financing activities. During the nine months ended September 30, 2019, our cash used in financing activities of $313.7 million primarily consisted of cash used for debt repayments and debt issuance costs, net of new financing proceeds and debt premium of $202.5 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $425.6 million and cash used for the payment of dividends to our non-controlling interest holders of $4.8 million, partially offset by cash provided by net receipts of maintenance and security deposits of $319.2 million. During the nine months ended September 30, 2018, our cash used in financing activities of $365.4 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $597.0 million and cash used for the payment of dividends to our non-controlling interest holders of $2.7 million, partially offset by cash provided by net receipts of maintenance and security deposits of $199.5 million and cash provided by new financing proceeds, net of debt repayments and debt issuance costs of $34.8 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of September 30, 2019, we had 320 new aircraft on order, including 151 Airbus A320neo Family aircraft, 95 Boeing 737 MAX aircraft, 45 Embraer E-Jets E2 aircraft, 26 Boeing 787 aircraft, and three Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
As of September 30, 2019, our existing sources of liquidity of $12.2 billion, including estimated operating cash flows of $3.1 billion, were sufficient to operate our business and cover at least 2.0x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.
As of September 30, 2019, our cash balance was $1.2 billion, including unrestricted cash of $1.0 billion, and we had approximately $6.9 billion of undrawn lines of credit available under our revolving credit and term loan facilities. As of September 30, 2019, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $9.1 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $12.2 billion. As of September 30, 2019, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $112.8 million and debt issuance costs, debt discounts and debt premium of $138.9 million, totaled $29.3 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

In order to satisfy our contractual purchase obligations, we expect to source new debt finance through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital raising initiatives.
During the nine months ended September 30, 2019, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps, was 4.2%. As of September 30, 2019, our adjusted debt to equity ratio was 2.75 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2019 and December 31, 2018.
Contractual obligations
Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of September 30, 2019:

	2019 - remaining	2020	2021	2022	2023	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$—	$2,650.0	$3,550.0	$4,254.0	$1,870.0	$5,100.0	$17,424.0
Secured debt facilities	224.2	1,247.4	965.8	2,749.3	1,803.5	3,347.9	10,338.1
Subordinated debt facilities	—	—	—	—	—	1,547.5	1,547.5
Estimated interest payments (a)	314.4	1,247.6	1,005.3	789.9	501.4	3,045.3	6,903.9
Purchase obligations (b)	1,507.1	4,081.1	4,736.9	3,180.6	1,777.1	213.4	15,496.2
Operating leases (c)	2.4	8.7	8.2	8.2	8.3	33.1	68.9
Total	$2,048.1	$9,234.8	$10,266.2	$10,982.0	$5,960.3	$13,287.2	$51,778.6

(a)	Estimated interest payments for floating rate debt are based on rates as of September 30, 2019. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)	Includes commitments to purchase 317 aircraft and three purchase and leaseback transactions. The timing of payments is based on our estimates of expected delivery dates.

(c)	Represents contractual payments on our office and facility leases.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 21—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of September 30, 2019, December 31, 2018 and September 30, 2018:

	September 30, 2019	December 31, 2018	September 30, 2018
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$9,174.9	$8,828.0	$8,869.9

Ordinary shares issued	146,847,345	151,847,345	156,847,345
Treasury shares	(12,104,863)	(9,172,681)	(9,886,268)
Ordinary shares outstanding	134,742,482	142,674,664	146,961,077
Shares of unvested restricted stock	(2,229,371)	(2,429,442)	(2,133,610)
Ordinary shares outstanding, excluding shares of unvested restricted stock	132,513,111	140,245,222	144,827,467

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$69.24	$62.95	$61.24
Book value per share increased by 13% between September 30, 2018 and September 30, 2019.
Non-GAAP measures
The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2019.
Net interest margin, annualized net spread and annualized net spread less depreciation and amortization
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,		Percentage Difference
	2019	2018
	(U.S. Dollars in millions)
Basic lease rents	$3,218.9	$3,094.5	4%
Interest expense	978.9	851.4	15%
Adjusted for:
Mark-to-market of interest rate caps	(29.1)	26.0	NA
Interest expense excluding mark-to-market of interest rate caps	949.8	877.4	8%
Net interest margin	$2,269.1	$2,217.1	2%
Depreciation and amortization, including maintenance rights expense	(1,311.7)	(1,375.3)	(5)%
Net interest margin less depreciation and amortization	$957.4	$841.8	14%

Average lease assets	$37,524	$35,037	7%

Annualized net spread	8.1%	8.4%
Annualized net spread less depreciation and amortization	3.4%	3.2%
Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights assets.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2019:

September 30, 2019
(U.S. Dollars in millions, except debt/equity ratio)
Debt	$29,284
Adjusted for:
Cash and cash equivalents	(1,037)
50% credit for long-term subordinated debt	(750)
Adjusted debt	$27,497

Equity	$9,240
Adjusted for:
50% credit for long-term subordinated debt	750
Adjusted equity	$9,990

Adjusted debt/equity ratio	2.75 to 1

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 10—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2019. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2019 - remaining	2020	2021	2022	2023	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,662.1	$2,611.5	$2,140.7	$1,636.2	$1,029.6	$216.7	$7.5
Weighted average strike rate	2.5%	2.5%	2.5%	2.5%	2.6%	1.6%

	2019 - remaining	2020	2021	2022	2023	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$4,265.9	$3,945.4	$3,406.0	$2,453.1	$694.3	$—	$(114.3)
Weighted average pay rate	2.4%	2.4%	2.6%	2.8%	3.0%	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the value of the U.S. dollar in relation to foreign currencies increases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the value of the U.S. dollar in relation to foreign currencies decreases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Commitments and contingencies” in this report.
Item 1A. Risk Factors
There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 8, 2019.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2019:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2019	2,044,932	$44.02	2,044,932	$42.6
February 2019	529,252	46.90	529,252	217.8
March 2019	513,720	43.43	513,720	195.5
April 2019	970,788	48.64	970,788	148.3
May 2019	1,607,513	48.35	1,607,513	70.6
June 2019	908,609	48.69	908,609	226.3
July 2019	750,158	50.97	750,158	188.1
August 2019	1,157,464	52.00	1,157,464	127.9
September 2019	103,175	53.15	103,175	122.4
	8,585,611	$47.78	8,585,611	$122.4

(a)	For further detail on our share repurchase programs, please refer to Note 16—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: November 8, 2019